THIRD QUARTER 2007

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007

Birch Mountain Resources Ltd.
Consolidated Balance Sheets
Canadian Dollars		UNAUDITED

As At	September 30, 2007	December 31, 2006

Assets (Notes 9 and 10)
Current
Cash and cash equivalents (Note 3)	1,762,703	1,345,483
Accounts receivable	864,804	2,202,698
Inventory (Note 4)	4,905,623	5,703,196
Prepaids and deposits (Note 5)	688,447	7,995,965
	8,221,577	17,247,342
Long term prepaids	137,294	137,294
Restricted cash (Note 6)	3,000,000	4,250,000
Property, plant and equipment (Note 7)	21,829,869	18,729,682
Mineral properties (Note 8)	52,387,685	44,608,237
Total Assets	85,576,425	84,972,555
Liabilities
Current
Bank loan (Note 10)	12,185,658	-
Accounts payable and accrued liabilities (Note 18)	7,280,310	4,113,610
Current portion of long term debt (Note 11)	1,049,425	1,580,858
Deferred revenue	50,306	50,306
Deferred lease inducement (Note 2)	70,631	-
Other current liabilities	2,411,425	2,437,781
	23,047,755	8,182,555

Long term debt (Note 11)	5,212,252	6,911,321
Asset retirement obligation (Note 12)	313,766	1,100,000
Convertible debentures (Note 13)	29,393,449	28,537,087
	57,967,222	44,730,963

Shareholders’ equity
Share capital (Note 14)	49,606,496	47,489,830
Contributed surplus (Note 15)	12,094,583	10,236,663
Deficit	(34,091,876)	(17,484,901)
	27,609,203	40,241,592
Total Liabilities and Shareholders’ Equity	85,576,425	84,972,555

See accompanying notes to the unaudited interim consolidated financial statements.

Birch Mountain Resources Ltd.
Consolidated Statements of Loss, Comprehensive Loss and Deficit
Canadian Dollars			UNAUDITED
For the periods ended	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

Revenue (Note 20)	520,954	795,812	6,190,011	883,641
Cost of goods sold	461,193	708,844	4,951,771	787,948
Gross profit	59,761	86,968	1,238,240	95,693

Expenses (Note 18)
Amortization and depletion	336,454	122,760	774,843	170,805
Interest, bank charges, foreign exchange (gain)/loss and accretion of debenture discount	1,128,058	(704)	3,096,100	2,191
Mineral exploration costs (Note 8)	175,647	393,750	434,036	868,704
Office	170,889	109,495	484,312	353,440
Professional fees	248,962	378,312	1,156,679	746,309
Indirect quarry costs	3,995,944	709,866	8,391,107	1,307,383
Salaries, wages and benefits	468,794	263,770	1,210,880	775,719
Shareholder services and marketing	149,443	185,872	741,080	787,228
Stock-based compensation (Note 17)	475,587	916,146	1,671,028	2,128,944
	7,149,778	3,079,267	17,960,065	7,140,723
Loss before other income	(7,090,017)	(2,992,299)	(16,721,825)	(7,045,030)

Interest and other income	22,797	69,369	114,850	449,526
Net loss and comprehensive loss for the period	(7,067,220)	(2,922,930)	(16,606,975)	(6,595,504)

Deficit, beginning of period	(27,024,656)	(10,963,201)	(17,484,901)	(7,290,627)
Deficit, end of period	(34,091,876)	(13,886,131)	(34,091,876)	(13,886,131)

Loss per share
Basic and diluted (Note 16)	(0.09)	(0.04)	(0.20)	(0.08)

See accompanying notes to the unaudited interim consolidated financial statements.

Birch Mountain Resources Ltd.
Consolidated Statements of Cash Flows
Canadian Dollars			UNAUDITED
For the periods ended	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006

OPERATING ACTIVITIES
Net loss	(7,067,220)	(2,922,930)	(16,606,975)	(6,595,504)
Adjustments for non-cash items:
Depletion and accretion on mineral properties	148,750	-	230,687	-
Amortization of capital assets	187,704	122,760	544,156	170,805
Accretion of unamortized financing costs	133,065	-	314,337	-
Accretion of unamortized debenture discount	291,566	-	856,362	-
Stock-based compensation	480,466	916,146	1,981,323	2,128,944
Changes in non-cash working capital balances:
Accounts receivable	1,629,057	(1,291,220)	1,337,894	(1,589,645)
Inventory	(251,209)	(1,352,359)	1,097,573	(2,841,122)
Prepaids and deposits (Note 5)	213,845	(4,146,448)	1,744,313	(4,404,579)
Accounts payable and accrued liabilities	2,195,886	(480,483)	8,748,218	1,106,819
Deferred lease inducement	70,631	-	70,631	-
Other current liabilities	-	-	(26,356)	(875,750)
Cash provided by (used in) operating activities	(1,967,459)	(9,154,534)	292,163	(12,900,032)

FINANCING ACTIVITIES
Issue of common shares for cash	900,425	7,500	1,573,888	388,487
Proceeds from bank loan, net of debt issue costs	3,985,000	10,000,000	11,853,000	10,000,000
Proceeds from long-term debt	67,380	-	67,380	-
Proceeds from shareholder loan	-	1,100,000	-	1,100,000
Repayment of long-term debt	(248,312)	-	(2,297,882)	-
Cash provided by financing activities	4,704,493	11,107,500	11,196,386	11,488,487

INVESTING ACTIVITIES
Mineral properties (Note 5)	(1,324,090)	(3,181,607)	(8,676,986)	(17,984,649)
Restricted cash	-	-	1,250,000	(2,250,000)
Acquisition of property, plant and equipment	(829,073)	(5,436,208)	(3,644,343)	(6,380,045)
Cash used in investing activities	(2,153,163)	(8,617,815)	(11,071,329)	(26,614,694)
Increase (decrease) in cash and cash equivalents	583,871	(6,664,849)	417,220	(28,026,239)
Cash and cash equivalents, beginning of period	1,178,832	10,961,213	1,345,483	32,322,603
Cash and cash equivalents, end of period	1,762,703	4,296,364	1,762,703	4,296,364

See accompanying notes to the unaudited interim consolidated financial statements.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
UNAUDITED	For the quarters ended September 30, 2007 and 2006

1.

Nature of operations and going concern uncertainty

Birch Mountain Resources Ltd. (the "Company"), incorporated under the jurisdiction of the Business Corporations Act of Alberta, is exploring and developing its mineral leases and permits and operating a limestone quarry on its mineral leases in Northern Alberta. At inception, the efforts of the Company were focused on exploration of precious metals and research into precious metals technology. Since 2003, its focus has been on the development of its industrial minerals. Company has two projects in its industrial minerals division, the Muskeg Valley Quarry and the Hammerstone Project, both of which involve developing and commercializing the limestone contained on the Company’s mineral leases. The Muskeg Valley Quarry is a limestone aggregate quarry approved by the government regulators, which is operational. The Hammerstone Project is a planned quarry expansion and quicklime and cement plants which is under development. The Company must comply with conditions of the regulatory approvals such as to monitor ground water, report extraction and pay royalties thereon and then reclaim the site at the end of production.

The financial statements have been prepared on a going concern basis, which presumes the realization of assets and settlement of liabilities through the normal course of operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or liabilities that may be necessary should the Company be unable to continue as a going concern. The Company has incurred a net loss of $16,606,975 for the nine months September 30, 2007 and as of September 30, 2007 has an accumulated deficit of $34,091,876.

The Company’s continuation as a going concern is dependant upon its ability to generate sufficient cash flows to continue operations, to secure additional financing and to ultimately attain profitable operations. Management is currently reviewing its strategy for additional financing, so that the Company can meet its obligations and sustain operations. There can be no assurance however that the efforts will be successful. These factors among others raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

2.

Significant accounting policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The principal accounting policies followed by the Company, which have been consistently applied in the preparation of these consolidated financial statements, are set out in the audited consolidated financial statements for the year ended December 31, 2006. During the quarter, the Company recorded a lease inducement.

Deferred lease inducement
The deferred lease inducement credit represents the cost of leasehold improvements which are reimbursable from the landlord. The costs have been capitalized into leasehold improvements which are amortized over the term of the lease from 2007 to 2012 and the deferred lease inducement will be amortized against rent expense over the same term.

Certain information and note disclosure normally included in annual consolidated financial statements prepared in accordance with generally accepted accounting principles are not included. Accordingly, these interim consolidated financial statements should be read together with the Company’s audited consolidated financial statements for the year ended December 31, 2006.

Changes in Accounting Policy

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1506, "Accounting Changes", Section 1530, "Comprehensive Income", Section 3251, "Equity", Section 3855, "Financial Instruments – Recognition and Measurement" and Section 3861 "Financial Instruments – Disclosure and Presentation". These new Handbook sections apply to fiscal years beginning on or after October 1, 2006. New principles include comprehensive income, which refers to changes in equity from transactions and other events from non-owner sources and other comprehensive income, which refers to items recognized in comprehensive income but excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
UNAUDITED	For the quarters ended September 30, 2007 and 2006

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable, certain accrued liabilities, long-term debt and convertible debentures are classified as other liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability. The Company did apply Section 3855 to the convertible debentures issued in December 2006 and the deferred financing charges were netted against convertible debentures.

Section 1506 "Accounting Changes" provides expanded disclosures for the changes in accounting policies, accounting estimates and correction of errors. Under the new standards, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or when the change results in more relevant and reliable information. There is no material impact to the Company’s consolidated financial statements as a result of implementing this new standard.

In addition, the Company has assessed the new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company.

As of January 1, 2008 the Company will be required to adopt new CICA standards, Section 3862 "Financial Instruments – Disclosures", and Section 3863 "Financial Instruments – Presentation," which will replace Section 3861 "Financial Instruments – Disclosures and Presentation." The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. In addition, the Company will be required to adopt the new CICA Section 1535 "Capital Disclosures" which will require companies to disclose their objectives, policies and processes for managing capital as well as disclosures as to include whether companies have complied with externally imposed capital requirements. The new requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

In January 2006, the CICA Account Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

The adoption of these new standards had no impact on the Company’s deficit position as at January 1, 2007.

3.

Cash and cash equivalents

At September 30, 2007, cash equivalents included $2,000,000 (December 31, 2006 - $683,962) invested in guaranteed investment certificates earning interest at rates of 4.0% (2006 - 2.9%).

4.

Inventory

Inventory consists of crushed limestone stockpiles (considered to be finished product), unprocessed limestone stockpiles and blasted but unexcavated material. Inventory includes direct production costs such as fuel, labour, contractors, production overhead and direct rock excavation work. Inventory is recorded at the lower of cost or net realizable value. The cost of finished products and in-process inventories is determined on an average cost basis. At September 30, 2007, the Company has recorded inventory for work in progress of $2,634,470 (December 31, 2006 – $3,063,613) and for finished product of $2,271,153 (December 31, 2006 – $2,639,584).

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
UNAUDITED	For the quarters ended September 30, 2007 and 2006

5.

Prepaids and deposits

At December 31, 2006, an amount of $5,563,205 for costs associated with the purchase of mineral rights that management expected to recover in early 2007 was included as a short term deposit. Additional information regarding the recoverability has lead to the reclassification of this amount as long term and it is has been included in mineral properties.

6.

Restricted cash

The Company pledged as collateral $2,000,000 against a demand operating line (Note 9), through assignment of one-year term deposits to the Royal Bank of Canada. Additionally, the Company pledged as collateral $1,000,000 against future debt repayments of a leased crushing spread, through assignment of a guaranteed investment certificate to the Canadian Western Bank.

7.

Property, plant and equipment

	Sept 30, 2007			December 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Computers and software	474,165	341,454	132,711	430,514	294,960	135,554
Leasehold improvements	112,707	46,748	65,959	42,076	39,025	3,051
Limestone processing plant	9,922,524	-	9,922,524	8,812,323	-	8,812,323
Mining equipment	11,847,529	449,676	11,397,853	9,433,692	6,193	9,427,499
Office equipment	646,288	335,466	310,822	640,450	289,195	351,255
	23,003,213	1,173,344	21,829,869	19,359,055	629,372	18,729,682

8.

Mineral properties

At Sept 30, 2007, the Company’s mineral property in the Athabasca region consisted of 13 (2006 – 17) permits, 57 (2006 – 50) lease applications and 69 (2006 – 68) leases for a total area of 316,826 (2006 – 380,136) hectares or 782,892 acres.

The Company has capitalized expenditures related to its industrial mineral projects and expensed amounts related to its mineral exploration and technology division. Amounts capitalized and expensed related to mineral properties are as follows:

		Capitalized		Expensed for the period ended
		For the 9		For the 3	For the 9
	At Sept 30, 2007	months ended	At Dec 31, 2006	months ended	months ended
		Sept 30, 2007		Sept 30, 2007	Sept 30, 2007

Asset retirement obligation	220,297	(820,359)	1,040,656	-	-
Administration	1,116,814	216,167	900,647	-	-
Equipment	1,109,140	-	1,109,140	-	-
Land lease and permit	5,970,128	5,641,548	328,580	126,750	315,349
Materials, services and drilling	13,414,187	506,365	12,907,822	-	6,604
Site preparation	25,648,472	1,379,065	24,269,407	-	-
Stripping costs during operations	1,947,864	197,864	1,750,000	-	-
Salaries, wages and benefits	2,596,790	700,721	1,896,069	48,897	110,952
Stock-based compensation	1,465,211	419,383	1,045,828	-	-
Travel and accommodations	578,382	35,256	543,126	-	1,131
	54,067,285	8,276,010	45,791,275	175,647	434,036
Depletion	(1,679,600)	(496,562)	(1,183,038)
	52,387,685	7,779,448	44,608,237	175,647	434,036

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
UNAUDITED	For the quarters ended September 30, 2007 and 2006

8.

Mineral properties (continued)

		Capitalized		Expensed for the period ended
		For the 9		For the 3	For the 9
	At September 30,	months ended	At Dec 31, 2005	months ended	months ended
	2006	Sept 30, 2006		Sept 30, 2006	Sept 30, 2006

Asset retirement obligation	1,105,000	745,000	360,000	-	-
Administration	1,563,879	752,742	811,137	7,765	16,242
Assay and geological	112,646	6,902	105,744	-	-
Land lease and permit	152,216	92,408	59,808	364,495	603,206
Materials, services and drilling	8,886,252	3,891,743	4,994,509	7,786	153,385
Site preparation	23,226,508	17,224,681	6,001,827	-	-
Stripping costs during operations	1,063,587	1,063,587	-	-	-
Salaries, wages and benefits	1,727,044	680,565	1,046,479	12,192	63,381
Stock based compensation
Travel and accommodations	509,559	226,415	283,144	1,512	32,490
	38,346,691	24,684,043	13,662,648	393,750	868,704
Depletion	(69,161)	(69,161)	-	-	-
	38,227,530	24,614,882	13,662,648	393,750	868,704

9.

Operating line of credit

The Company has a revolving credit facility with a Canadian chartered bank that provides two types of credit. The first is a revolving demand loan, by way of either, bank’s prime based loans, letters of credit or letters of guarantee in the amount of $2,000,000. The second provides for a revolving lease line of credit by way of approved lease agreements to acquire capital assets in the amount of $1,455,663. The Company provided a general security agreement over all assets as collateral for this credit facility. A $2,000,000 (2006 – $2,000,000) letter of credit was drawn against the revolving demand facility as guarantee to the Alberta Government for future site reclamation obligations as outlined in Note 11.

10.

Bank loan

At June 30, 2007, the Company had a non-revolving senior secured credit facility of $15.5 million repayable on June 30, 2008, with an option to extend the term for an additional year. The facility bears interest, calculated and payable monthly, at CIBC prime rates plus 3%. The Company provided a first floating charge debenture over the Company’s mineral properties and a general security agreement over all assets as collateral for this facility. At Sept 30, 2007, the Company had drawn $12.5 million against this facility and had incurred $647,000 of deferred financing charges for arranging this financing. Deferred financing charges will be amortized over the term of the facility. The facility had an effective interest rate of 9.0% during the quarter. Some restrictions apply for further advances on the facility.

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
UNAUDITED	For the quarters ended September 30, 2007 and 2006

11.

Long term debt

	September 30, 2007	December 31, 2006
Equipment loan (a)	6,194,297	7,337,373
Equipment capital lease (b)	-	1,154,806
Vehicle and tools capital leases (c)	67,381	-
Total long term debt	6,261,678	8,492,179
Less: current portion	1,049,426	1,580,858
Long term portion	5,212,252	6,911,321

Principal payment requirements over the next five years are as follows:

Remainder of 2007	256,870
2008	1,065,465
2009	1,133,317
2010	1,200,993
2011 and thereafter	2,605,033
6,261,678
Less current portion	1,049,426
Long term portion	5,212,252

(a) In 2006, the Company entered into a financing agreement with a Canadian lending institution to finance a spread of crushing equipment costing $6,922,050 plus GST. The original loan amount was $7,337,373 with an interest rate of 6.02%. The loan is to be paid off over five years based on blended principal and interest payments of $114,932 per month commencing on January 22, 2007. The loan is non-revolving and is collateralized by the equipment and a $1,000,000 guaranteed investment certificate on deposit at the institution. Interest expense relating to the equipment loan for the nine months ended September 30, 2007 was $298,138 (nine months ended September 30, 2006 – nil).

(b) As part of the Company’s operating line of credit, outlined in Note 9, the Company financed a piece of quarry equipment costing $1,235,000 at an annualized interest rate of 6.6% with a five year repayment term. On March 16, 2007, the Company completed a lease buyout with the Royal Bank of Canada for the lease on the quarry equipment. The Company’s lease line of credit was closed and the restriction on a GIC for security of $1,250,000 was released.

(c) During the quarter ended September 30, 2007, the Company entered into capital leases for a light field truck and small field tools with separate leasing companies. Each asset is pledged as collateral for the lease and the respective interest rates are 9.6% and 12.1%, with monthly payments of principal and interest.

12.

Asset retirement obligation

The Company has estimated the total discounted future cost of reclaiming the Muskeg Valley Quarry to be $313,766 (2006 - $1,100,000). The total future undiscounted costs are estimated at $1,738,983 (2006 - $2,849,650). This amount is based on cost estimates costs, provided by consulting engineers, that would be incurred by third parties to return the quarry to its reclaimed status as defined under the Company’s environmental and operating permits. Costs are allocated to two categories and the future site reclamation timing for each category is determined by management. Site infrastructure will service the quarry for its estimated fifty five year life and the initial production quarry area is estimated to be reclaimed in ten years. The discounted future cost estimates have been determined by management using a 3% inflation rate and a 9.0% credit adjusted risk free rate. The amounts are subject to measurement uncertainty with respect to costs in the local market for third parties to perform this work, the actual timing of reclamation, the inflation and discount rate used. A $2,000,000 (2006 - $2,000,000) irrevocable standby letter of credit was drawn on the Company’s operating line of credit as a guarantee to Alberta Environment for the reclamation.

	For the nine months ended	For the year ended
	September 30, 2007	December 31, 2006
Balance, beginning of period	1,100,000	360,000
Change in estimate	(820,359)	(34,415)
Additional provision	-	715,071
Accretion expense	34,125	59,344
Balance end of period	313,766	1,100,000

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
UNAUDITED	For the quarters ended September 30, 2007 and 2006

13.

Convertible debentures

	For the nine months ended	For the year ended
	September 30, 2007	December 31, 2006
Convertible debentures	34,500,000	34,500,000
Debt issuance costs	(1,184,014)	(1,264,842)
Unamortized discount	(3,922,537)	(4,698,071)
Carrying value	29,393,449	28,537,087

During 2006, the Company issued convertible unsecured subordinated debentures pursuant to a public offering having a face value of $34.5 million and maturing on December 31, 2011. The debentures are convertible into 10,454,545 common shares of the Company at any time prior to maturity at the option of the debenture holder at a conversion price of $3.30 per share. During the nine months ended September 30, 2007, no debentures were converted into shares.

The debentures are unsecured and bear interest at 6% and interest is payable semi-annually commencing on June 30, 2007. Interest expense relating to the debentures for the three months ended September 30, 2007 was $515,137 (2006 – nil).

The Company has classified the debentures in the financial statements according to the separate debt and equity component parts resulting in $4,775,000 being allocated to contributed surplus representing the relative fair value of the conversion feature and $29,725,000 being allocated to the carrying value of the convertible debentures. The effective interest rate method was used to determine the allocation to debt and equity and was determined to be 9.97%.

In connection with the debenture issue, the Company paid professional fees in the sum of $1,468,025. These fees have been allocated to debt and equity on the same pro-rata basis used to allocate the original proceeds. The debentures are shown net of the issue costs of $1,184,014 (2006 – $1,264,842) and the resulting carrying value of the convertible debentures will be accreted to the $34,500,000 principal amount over the term to maturity using the effective interest method with the corresponding interest expense being included in the consolidated statements of loss. The accretion of the discount on the convertible debentures for the three months ended September 30, 2007 was $291,566 (2006 – nil) and is included in interest and bank charges.

14.

Share capital

(a)

Authorized capital

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series
Unlimited number of non-voting shares

(b)

Issued - Common shares

	Number	Amount
Balance December 31, 2006	81,278,487	47,489,830
Activity during the nine months ended September 30, 2007
Issued for cash on exercise of options	2,867,250	1,573,888
Reclassified from contributed surplus upon exercise of options	-	542,778
Balance September 30, 2007	84,145,737	49,606,496

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
UNAUDITED	For the quarters ended September 30, 2007 and 2006

14.

Share capital  (continued)

(c)     Options

The Company has a stock option plan that was established in 1994 and has been subsequently amended by the shareholders, including most recently in 2006. The purpose of the plan is to offer persons who provide services to the Company, whether directors, officers, consultants or employees, an opportunity to obtain an interest in the Company through the purchase of common shares and to aid in attracting, retaining and encouraging the continued involvement of such persons. The plan contains provisions stating that the option period may not exceed ten years and the aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. The options currently vest over a period of eighteen months. The plan is administered by the Compensation Committee of the Board of Directors who determines to whom options shall be granted including the terms and vesting of the grants. When options are granted, the Compensation Committee sets the strike price equal to the closing price on the Toronto Stock Exchange for the previous day. The Company has outstanding options on common shares as follows:

	Number of	Exercise Price	Weighted	Expiry
	Options	Range ($)	Average	Date
			Exercise Price ($)
December 31, 2006	7,252,070	0.26 – 8.78	2.00	2007- 2011
Cancelled	7,570	2.80 – 3.46	6.64	2011
Granted	2,375,313	2.80 – 3.46	3.10	2012
Exercised	2,867,250	0.26 – 2.48	0.55	2008-2010
September 30, 2007	6,752,563	0.30 – 8.78	3.00	2008 -2012

Stock options outstanding and exercisable as at September 30, 2007 are as follows:

Exercise	Number of	Number of	Expiry
Price ($)	Options Outstanding	Options Exercisable	Date
0.30	750,000	750,000	October 2008
0.55	1,238,500	1,238,500	August 2009
0.74	7,500	7,500	November 2009
2.35	217,500	217,500	January 2010
2.48	1,036,250	1,036,250	March 2010
7.81	225,000	225,000	November 2010
8.78	587,500	587,500	January 2011
8.60	30,000	30,000	April 2011
8.00	125,000	93,750	May 2011
4.40	160,000	120,000	August 2011
2.80	725,000	725,000	January 2012
3.46	300,000	75,000	April 2012
3.12	1,235,313	308,828	June 2012
3.80	65,000	16,250	July 2012
3.87	20,000	7,500	July 2012
3.89	30,000	5,000	July 2012
3.00	6,752,563	5,443,578	2008 – 2012

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
UNAUDITED	For the quarters ended September 30, 2007 and 2006

15.    Contributed surplus

	For the nine months	For the year ended
	ended Sept 30, 2007	December 31, 2006
Balance, beginning of period	10,236,663	1,774,873
Options granted to employees, directors and officers	2,090,412	4,018,711
Options granted to advisors	310,286	96,739
Cancellation of options granted to advisors	-	(127,087)
Options exercised and reclassed to share capital	(542,778)	(98,390)
Convertible debenture proceeds allocated to
contributed surplus, net of debt issue costs (Note 13)	-	4,571,817
Balance, end of period	12,094,583	10,236,663

16.    Loss per share amounts

Basic loss per share is calculated using the weighted-average number of shares outstanding for the year. For purposes of the calculations, the weighted-average number of shares outstanding for the three month and nine month periods ended September 30, 2007 were 83,176,362 and 82,534,965 respectively (2006 –81,056,428 and 80,925,420 respectively). All of the outstanding options have been excluded from the calculation of diluted loss per share for all periods presented as the effect common shares issuable upon exercise of share options is anti-dilutive. All of the Company’s outstanding options are available for dilution in future periods. Furthermore, all of the outstanding debentures have been excluded from the calculation of diluted loss per share for all periods as the effect common shares issuable upon conversion is anti-dilutive.

17.   Stock-based compensation and stock-based expenses

	For the 3	For the 3	For the 9	For the 9
	months ended	months ended	months ended	months ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Stock-based compensation for stock issued and vested in the current period	26,698	636,954	788,066	1,378,444
Stock-based compensation for stock issued in prior periods and vested in the current period	511,321	559,617	1,302,347	1,446,638
Less stock-based compensation capitalized in mineral properties	(62,432)	(280,425)	(419,385)	(696,138)
Net stock-based compensation expense	475,587	916,146	1,671,028	2,128,944
Stock-based expenses for options issued to non employees included in professional fees (i)	-	-	135,481	70,027
Stock-based expenses for options issued to non employees included in shareholder services (i)	5,314	-	174,814	-
Total stock-based expenses	480,901	916,146	1,981,323	2,198,971

(i) Expenses included in professional fees and shareholder services were valued based on the market price of the stock at the time of the transaction.

The Company uses the Black-Scholes option-pricing model to estimate the fair-value for stock-based compensation for employees, directors, officers and non employees. The vesting period of the options is eighteen months and their fair value was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

For the 3 months ended Sept 30, 2007	2007	2006
Weighted average fair value	$3.82	$3.55
Total fair value of options granted during the quarter	$199,064	$3,220,421
Expected life	2 years	2 years
Risk-free interest rate	4.00%	6.00%
Expected volatility	80%	80%
Annual dividends	nil	nil

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
UNAUDITED	For the quarters ended September 30, 2007 and 2006

17.   Stock-based compensation and stock-based expenses (continued)

Prior to January 1, 2003, the Company was not required to recognize compensation expense for options granted to employees, directors, officers, and non employees. Had the fair-value method been used from January 1, 2001 to January 1, 2003, the Company’s net loss and net loss per share for the three month period ended, adjusted for the amortization of stock options issued in prior periods into stock based expenses, would have been as follows:

	2007	2006
Pro-forma loss	(7,305,683)	(2,936,430)
Loss per share, basic	(0.09)	(0.04)

18.    Related-party transactions

The Company incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties and were as follows:

	For the 3	For the 3	For the 9	For the 9
	months ended	months ended	months ended	months ended
	Sept 30, 2007	Sept 30, 2006	Sept 30, 2007	Sept 30, 2006
Professional fees related to promotions paid to a company controlled by the spouse of a director and reported in shareholder services	-	-	-	5,700
Consulting and legal fees paid to companies owned by officers and reported in professional fees	3,837	5,286	11,955	30,851
Legal fees paid to a law firms in which officers are partners and reported in professional fees.	62,980	72,398	102,999	127,290
Wages paid to a related party employee and reported in salaries and benefits	11,158	6,520	39,810	40,955
Interest payable to a corporation in which an officer is a significant shareholder and reported in other loan	-	5,304	-	5,304
At September 30, 2007, $59,899 (2006 - $24,105) of these amounts were included in accounts payable.

19.       Segmented information

The Company's principal business segment is Industrial Minerals and is focused on the acquisition, development and operation of its mineral leases and permits for the purpose of manufacturing and selling limestone products. The Company also engages in ongoing exploration and research of mineral technology. In identifying these segments the Company considers the organizational structural and areas of budget responsibility as well as the general corporate philosophy. The Industrial Minerals division generates its revenue from the sale of limestone products such as aggregates and reagent products. The Mineral Exploration and Technology division could generate income from the sale of technology patents or significant valuable mineral or metals discoveries. The accounting for revenue, expense and assets attributed to each segment is based on each transaction, which is coded to separate general ledger department codes for each segment. The Company’s activities and assets are in Alberta.
For the three months	Industrial	Mineral
ended September 30	Minerals	Exploration	Corporate	Total
2007
Sales revenue	520,954	-	-	520,954
Cost of sales	461,193	-	-	461,193
Interest income		-	22,797	22,797
Expenses	4,477,462	175,647	2,496,669	7,149,778
Net loss	(4,417,701)	(175,647)	(2,473,872)	(7,067,220)
Total assets	79,530,880	180,661	5,864,884	85,576,425
2006
Sales revenue	795,812	-	-	795,812
Cost of sales	708,844	-	-	708,844
Interest income	-	-	69,369	69,369
Expenses	781,092	393,750	1,904,425	3,788,111
Net loss	(694,124)	(393,750)	(1,835,056)	(2,922,930)
Total assets	54,785,906	96,416	8,848,222	63,730,544

Birch Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
UNAUDITED	For the quarters ended September 30, 2007 and 2006

19.    Segmented information (continued)

For the nine months	Industrial	Mineral
ended September 30	Minerals	Exploration	Corporate	Total
2007
Sales revenue	6,190,011	-	-	6,190,011
Cost of sales	4,951,771	-	-	4,951,771
Interest income	-	-	114,850	114,850
Expenses	9,008,834	434,036	8,517,195	17,960,065
Net loss	(7,770,594)	(434,036)	(8,402,345)	(16,606,975)
Total assets	79,530,880	180,661	5,864,884	85,576,425
2006
Sales revenue	883,641	-	-	883,641
Cost of sales	787,948	-	-	787,948
Interest income	-	-	449,526	449,526
Expenses	2,166,556	868,704	4,893,411	7,928,671
Net loss	(1,282,915)	(868,704)	(4,443,885)	(6,595,504)
Total assets	54,785,906	96,416	8,848,222	63,730,544

20.    Financial instruments

Concentration of credit risk
The Company provides credit to most of its customers in the ordinary course of business, and generally collateral or other security is not required. The Company conducts ongoing credit evaluations of its customers and maintains allowances for potential credit losses. During the quarter ended September 30, 2007, the Company did had any major customer that accounted for more than 25% of our revenues or accounts receivable. The loss of any one of our large customers could have a material adverse effect on our financial position, results of operations and cash flows, however, these particular customers are large, well-known and respected entities in their industry and management does not consider the risk unmanageable.

Fair values
The carrying amount of cash and cash equivalents, restricted cash, accounts receivable, deposits, accounts payable, bank loan, long-term debt, other current liabilities and convertible debentures approximates their fair value because of the short-term maturities of these items.

21.    Comparative figures

Certain comparative figures have been reclassified to confirm with presentation adopted in the current year.